SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-33167

                                                         CUSIP Number 887645 208

         (Check one)

         [_] Form 10-K and Form 10-KSB      [_] Form 11-K    [_] Form 20-F

         [X] Form 10-Q and Form 10-QSB      [_] Form N-SAR


         For period ended              JUNE 30, 2004
                          ---------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   KIWA BIO-TECH PRODUCTS GROUP CORPORATION
                        --------------------------------------------------------

Former name if applicable  TINTIC GOLD MINING COMPANY
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

                           17700 CASTLETON STREET, SUITE 589
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City, state and zip code   CITY OF INDUSTRY, CALIFORNIA 91748
                         -------------------------------------------------------

                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-QSB, for the quarterly period ended June 30, 2004, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    JAMES NIAN ZHAN                         (626)                 964-3232
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        (Name)                           (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                             [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                    KIWA BIO-TECH PRODUCTS GROUP CORPORATION
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   AUGUST 16, 2004        By   /S/ WEI LI
      ----------------           -------------------------------
                                 Name:  Wei Li
                                 Title: Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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


PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         On March 12, 2004, pursuant to an Agreement and Plan of Merger dated as of March 11, 2004, by and among Tintic Gold Mining Company, a Utah corporation ("Tintic" or the "Registrant"), TTGM Acquisition Corporation, a Utah corporation and wholly-owned subsidiary of Tintic ("Merger Sub"), and Kiwa Bio-Tech Products Group Ltd., a privately-held corporation organized in the British Virgin Islands ("Kiwa Bio-Tech"), Merger Sub merged with and into Kiwa Bio-Tech with Kiwa Bio-Tech surviving as a wholly-owned subsidiary of Tintic (the "Merger").

         Prior to the Merger, the Registrant did not conduct any significant business or operations. As a consequence of the Merger, Kiwa Bio-Tech serves as the Registrant's operating entity and Kiwa Bio-Tech's business and operations comprise the overwhelming majority of the Registrant's business and operations. The Registrant incurred a net loss for the three and six months ended June 30, 2004, the amount of which is expected to be greater than the net loss reported by the Registrant for the same periods of 2003.


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